Exhibit 99.2
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2019 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	23,092	22,629	21,400	67,524	61,137	82,675
Other income, net (Refer Note 2(c))	827	626	753	2,189	2,218	2,882
Total Income	23,919	23,255	22,153	69,713	63,355	85,557
Expenses
Employee benefit expenses	12,994	12,675	11,622	37,971	33,242	45,315
Cost of technical sub-contractors	1,721	1,651	1,618	5,010	4,432	6,033
Travel expenses	617	599	625	2,043	1,830	2,433
Cost of software packages and others	651	680	712	1,947	1,863	2,553
Communication expenses	132	129	113	389	356	471
Consultancy and professional charges	362	341	354	996	948	1,324
Depreciation and amortisation expenses##	737	727	580	2,144	1,480	2,011
Finance cost	42	42	–	125	–	–
Other expenses	814	915	946	2,577	2,725	3,655
Reduction in the fair value of Disposal Group Held for Sale (Refer Note 1(a))	–	–	–	–	270	270
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale" (Refer Note 1(a))	–	–	451	–	451	451
Total expenses	18,070	17,759	17,021	53,202	47,597	64,516
Profit before tax	5,849	5,496	5,132	16,511	15,758	21,041
Tax expense: (Refer Note 1(b))
Current tax	1,492	1,488	1,472	4,440	4,534	5,727
Deferred tax	(109)	(29)	50	(233)	(108)	(96)
Profit for the period	4,466	4,037	3,610	12,304	11,332	15,410
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net***	(120)	(22)	(23)	(159)	(19)	(22)
Equity instruments through other comprehensive income, net	(36)	2	57	(31)	69	70
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(29)	17	56	(36)	36	21
Exchange differences on translation of foreign operations	151	(35)	(288)	141	133	63
Fair value changes on investments, net	(11)	2	37	7	(23)	2
Total other comprehensive income/(loss), net of tax	(45)	(36)	(161)	(78)	196	134
Total comprehensive income for the period	4,421	4,001	3,449	12,226	11,528	15,544
Profit attributable to:
Owners of the company	4,457	4,019	3,609	12,273	11,330	15,404
Non-controlling interest	9	18	1	31	2	6
	4,466	4,037	3,610	12,304	11,332	15,410
Total comprehensive income attributable to:
Owners of the company	4,406	3,984	3,448	12,187	11,526	15,538
Non-controlling interest	15	17	1	39	2	6
	4,421	4,001	3,449	12,226	11,528	15,544
Paid up share capital (par value 5/- each, fully paid)	2,122	2,121	2,176	2,122	2,176	2,170
Other equity *#	62,778	62,778	63,835	62,778	63,835	62,778
Earnings per equity share (par value 5/- each)**
Basic ()	10.51	9.46	8.30	28.79	26.06	35.44
Diluted ()	10.50	9.44	8.29	28.74	26.03	35.38

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and nine months ended December 31, 2019, quarter ended September 30, 2019 and quarter and nine months ended December 31, 2018.

***	Includes unrealised losses on certain investments carried in the PF trust for the quarter and nine months ended December 31, 2019

#	Excludes non-controlling interest

##	Effective April 1, 2019, the Group adopted Ind AS 116 "Leases", applied to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application.

1.	Notes pertaining to the previous quarters / periods

a)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. In the quarter ended June 30, 2018, the Company had recorded a reduction in the fair value by 270 crore in respect of its subsidiary Panaya. During the quarter ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of 451 crore in respect of Skava in the consolidated statement of Profit and Loss.

b)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2.	Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and nine months ended December 31, 2019 have been taken on record by the Board of Directors at its meeting held on January 10, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Update on the independent investigation

(i)	The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities Exchange Commission (SEC) on Form 6K on the same date.The outcome of the investigation has not resulted in restatement of previously issued financial statements relating to fiscals 2018 and 2019 interim and annual periods, and fiscal 2020 interim periods.

(ii)	As of the date of this results, the Company is under investigation by the SEC. The Company has also received letters from Indian regulatory authorities seeking information on the above matters. Additionally, in October 2019, shareholders class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for violations of the US federal Securities Laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

c)	Other income includes interest on income tax refund of 242 crore and 51 crore for quarter ended December 31, 2019 and December 31, 2018, 251 crore and 51 crore for nine months ended December 31, 2019 and December 31,2018 respectively, Nil for the quarter ended September 30, 2019 and 51 crore for the year ended March 31, 2019 respectively.

3. Information on dividends for the quarter and nine months ended December 31, 2019

The Board of Directors declared an interim dividend of 8/- (par value of 5/- each) per equity share on October 11, 2019 and the same was paid on October 30, 2019.The interim dividend declared in the previous year was 7/- per equity share.

(in )

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Dividend per share (par value 5/- each)
Interim dividend	–	8.00	–	8.00	7.00	7.00
Final dividend	–	–	–	–	–	10.50
Special dividend	–	–	4.00	–	4.00	4.00

4. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Revenue by business segment
Financial Services (1)	7,274	7,213	6,953	21,344	19,672	26,477
Retail (2)	3,530	3,448	3,503	10,413	10,140	13,556
Communication (3)	3,002	2,961	2,547	8,966	7,505	10,426
Energy, Utilities, Resources and Services	2,948	2,962	2,741	8,744	7,643	10,390
Manufacturing	2,378	2,291	2,166	6,768	5,992	8,152
Hi-Tech	1,749	1,713	1,569	5,141	4,527	6,177
Life Sciences (4)	1,559	1,454	1,335	4,353	3,916	5,203
All other segments (5)	652	587	586	1,795	1,742	2,294
Total	23,092	22,629	21,400	67,524	61,137	82,675
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	23,092	22,629	21,400	67,524	61,137	82,675
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,863	1,866	1,820	5,444	5,157	6,878
Retail (2)	1,084	1,038	1,037	3,154	3,016	4,034
Communication (3)	618	623	607	1,863	1,937	2,517
Energy, Utilities, Resources and Services	818	818	687	2,360	1,908	2,542
Manufacturing	581	509	508	1,503	1,383	1,853
Hi-Tech	411	392	367	1,172	1,173	1,548
Life Sciences (4)	417	392	365	1,087	1,095	1,419
All other segments (5)	15	7	26	27	79	116
Total	5,807	5,645	5,417	16,610	15,748	20,907
Less: Other unallocable expenditure	743	733	587	2,163	1,487	2,027
Add: Unallocable other income	827	626	753	2,189	2,218	2,882
Less: Finance cost	42	42	–	125	–	–
Less: Reduction in the fair value of Disposal Group Held for Sale	–	–	–	–	270	270
Less: Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held For Sale"	–	–	451	–	451	451
Profit before tax and non-controlling interests	5,849	5,496	5,132	16,511	15,758	21,041

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

5. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
Revenue from operations	20,064	19,666	18,819	58,860	54,171	73,107
Profit before tax (Refer note below)	5,405	5,123	4,942	15,348	14,974	19,927
Profit for the period (Refer note below)	4,076	3,829	3,501	11,474	10,882	14,702

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

Note:

1)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of 94 crore which pertains to previous period.

2)	In the quarter ended June 30, 2018, the Company had recorded a reduction in the fair value of its investments in Panaya, by 265 crore in the interim condensed standalone Statement of Profit and Loss of Infosys. During the quarter ended December 31, 2018, the Company, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company reclassified the investment in subsidiaries Panaya and Skava from“Held for Sale” and recorded an adjustment in respect of excess of carrying amount over recoverable amount amounting to 469 crore in respect of Skava in the interim condensed standalone Statement of Profit and Loss.

3)	Other income includes interest on income tax refund of 242 crore and 50 crore for quarter and nine months ended December 31, 2019 and December 31, 2018 respectively and 50 crore for the year ended March 31, 2019.

By order of the Board for Infosys Limited

Bengaluru, India January 10, 2020	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2019, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2019	2019	2018	2019	2018	2019
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,243	3,210	2,987	9,583	8,740	11,799
Cost of sales	2,159	2,140	1,956	6,420	5,660	7,687
Gross profit	1,084	1,070	1,031	3,163	3,080	4,112
Operating expenses	373	374	356	1,114	1,042	1,416
Operating profit	711	696	675	2,049	2,038	2,696
Other income, net	116	89	105	312	317	411
Finance cost	(6)	(6)	–	(18)	–	–
Reduction in the fair value of Disposal Group held for sale (Refer Note 1)	–	–	–	–	(39)	(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 1)	–	–	(65)	–	(65)	(65)
Profit before income taxes	821	779	715	2,343	2,251	3,003
Income tax expense (Refer Note 2)	194	207	213	597	633	803
Net profit	627	572	502	1,746	1,618	2,200
Earnings per equity share *
Basic	0.15	0.13	0.12	0.41	0.37	0.51
Diluted	0.15	0.13	0.12	0.41	0.37	0.51
Total assets	12,110	12,021	11,872	12,110	11,872	12,252
Cash and cash equivalents and current investments	2,853	2,820	3,764	2,853	3,764	3,787

*	EPS is not annualized for the quarter and nine months ended December 31, 2019, quarter ended September 30, 2019 and quarter and nine months ended December 31, 2018.

Note-

1)	The subsidiaries Kallidus and Skava (together referred to as "Skava”) and Panaya, are collectively referred to as the “Disposal Group”. In the quarter ended June 30, 2018, the Company had recorded a reduction in the fair value by $39 million in respect of its subsidiary Panaya. During the quarter ended December 31, 2018, in accordance with Ind AS 105 -" Non current Assets held for Sale and Discontinued Operations", the Company concluded that the Disposal Group did not meet the criteria for "Held for Sale" classification and accordingly, on such reclassification, the Company recorded an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava in the consolidated statement of Profit and Loss.

2)	Other income includes interest on income tax refund of $34 million and $7 million for quarter ended December 31, 2019 and December 31, 2018 respectively, $35 million and $7 million for nine months ended December 31, 2019 and December 31,2018 respectively, Nil for the quarter ended September 30, 2019 and $7 million for the year ended March 31, 2019.
3)	During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement (“APA”) in an overseas jurisdiction, the Company has reversed income tax expense provision of $14 million which pertains to previous period.

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.